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EXHIBIT 1

MI Developments Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2005 FIRST QUARTER RESULTS

        May 4, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months ended March 31, 2005. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS(1) THREE MONTHS ENDED MARCH 31,
	2005	2004
	(in thousands, except per share figures)
Revenues	$36,484	$32,257
Net income(2)	$16,414	$11,269
Funds from operations ("FFO")(2),(3)	$26,493	$20,935
Diluted FFO per share(2),(3)	$0.55	$0.43

	MID CONSOLIDATED(1) THREE MONTHS ENDED MARCH 31,
	2005	2004
	(in thousands, except per share figures)
Revenues
Real Estate Business	$36,484	$32,257
Magna Entertainment Corp. ("MEC")	254,028	292,674
Eliminations	(510)	—

	$290,002	$324,931

Net income (loss)
Real Estate Business(2)	$16,414	$11,269
MEC	(2,799)	6,252
Eliminations	(433)	—

	$13,182	$17,521

Diluted earnings per share	$0.27	$0.36

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
The Real Estate Business' results for the three months ended March 31, 2004 reflect the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes). Excluding these expenses, net income was $14.3 million, FFO was $23.9 million(3), and diluted FFO per share was $0.50(3) for the Real Estate Business for the three months ended March 31, 2004.

(3)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the first quarter of 2004 were $22.4 million ($24.0 million excluding the employee settlement expenses) and $0.46 per share ($0.50 per share excluding the employee settlement expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

REAL ESTATE BUSINESS

Operating and Development Highlights

        In respect of our core rental portfolio, we brought $32.2 million, or 451 thousand square feet, of Magna related facilities on-stream during the first quarter of 2005. Properties coming on-stream in the first quarter included the remaining 221 thousand square feet of the 938 thousand square foot facility in Bowling Green, Kentucky.

        At March 31, 2005, MID's construction group had three properties under development: one in each of Canada, Mexico, and Austria. Once completed, these developments will add a total of 356 thousand square feet to our income-producing portfolio. The total anticipated project costs related to these projects are approximately $26.3 million, of which $16.3 million had been spent as of March 31, 2005.

        At March 31, 2005, the Real Estate Business had 26.1 million square feet of leaseable area, with annualized lease payments of $144.5 million, representing a return of 10.4% on the gross carrying value of our income-producing property portfolio.

Three Months Ended March 31, 2005

        For the three months ended March 31, 2005, revenues were $36.5 million, an increase of $4.2 million or 13% over revenues for the three months ended March 31, 2004 of $32.3 million. The higher revenues reflect $2.1 million of increases from completed development projects coming on-stream, an increase of $1.4 million due to the weaker U.S. dollar, contractual rent increases of $0.8 million, and $0.5 million of interest income earned from MEC, partially offset by the effect of vacancies and other items, which decreased revenues by $0.6 million.

        FFO in the three months ended March 31, 2005 was $26.5 million, or $0.55 per share, an increase of 11% compared to FFO in the prior year's comparable period, adjusted for the impact of employee settlement costs. The increase in FFO of $2.6 million is due to the revenue increase of $4.2 million and a $1.3 million decrease in current income tax expense, partially offset by a $1.0 million increase in general and administrative expenses and an increase in net interest expense of $1.9 million.

        Net income for the first quarter of 2005 was $16.4 million, an increase of $5.1 million or 46% over the prior year amount of $11.3 million. The increase resulted from increased revenues of $4.2 million, a $2.9 million reduction in general and administrative expenses, increased gains on disposal of real estate of $0.2 million and reduced income tax expense of $0.6 million. These increases to net income were partially offset by an increase in depreciation and amortization of $0.9 million and increased net interest expense of $1.9 million.

        General and administrative expenses for the three months ended March 31, 2005 were $5.4 million, compared to $8.3 million for the three months ended March 31, 2004, a decrease of $2.9 million. General and administrative expenses for the first quarter of fiscal 2005 include $1.8 million of costs incurred in association with MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder. General and administrative expenses for the first quarter of 2004 included $3.9 million of employee settlement costs. Excluding these items, general and administrative expenses decreased by $0.8 million from $4.4 million in the first quarter of 2004 to $3.6 million in the first quarter of 2005, primarily due to lower salaries and benefits.

        The increase in net interest expense relates to interest incurred on the Company's Senior Unsecured Debentures of Cdn. $265.0 million issued in December 2004, partially offset by $0.4 million of interest capitalized related to projects under development and $1.4 million of interest income.

        Excluding the impact of the $3.9 million of employee settlement expenses incurred in the first quarter of 2004, the Real Estate Business' effective tax rate decreased from 26.8% in the first quarter of 2004 to 18.5% in the first quarter of 2005. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates and tax rate reductions in Germany and Austria.

MAGNA ENTERTAINMENT CORP. (MEC)

        MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's financial results for the first quarter of 2005 reflect the full quarter's operations for all of MEC's racetracks and related pari-mutuel wagering operations. The comparative results for the first quarter of 2004 do not reflect the operations of Magna Racino™, which opened on April 4, 2004.

        Revenues for the first quarter of 2005 decreased 13% to $254.0 million from the prior year. The decrease in revenue for the three months ended March 31, 2005 is primarily attributable to the decrease in live race days at Golden Gate Fields due to a change in the racing calendar, lower levels of wagering at Santa Anita Park primarily due to excessive rainfall, the expiry of the Bay Meadows lease, and the redevelopment of Gulfstream Park.

        Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), excluding the impact of dilution gains (losses) and minority interest, was $13.4 million in the three months ended March 31, 2005, compared to $34.5 million in the prior year. The $21.1 million decline in EBITDA for the three months ended March 31, 2005 is primarily attributable to the $38.6 million reduction in revenue, partially offset by a related $17.7 million reduction in purses, awards and other costs.

        MEC incurred a net loss for the three months ended March 31, 2005 of $2.8 million compared to net income of $6.2 million in the prior year. The decrease in net income of $9.0 million is primarily due to the reduced EBITDA as noted previously, higher interest expense primarily as a result of increased borrowings in MEC's European and golf operations, and increased depreciation expense related primarily to fixed assets of the Magna Racino™, partially offset by a decrease in income tax expense.

        At the end of the first quarter of 2005, the market value of MID's shareholding in MEC was $393.3 million, based on the closing price of $6.26 per share for MEC Class A Subordinated Voting Stock (NASDAQ:MECA) on that date.

OTHER MATTERS

Dividends

        MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2005. A dividend of $0.15 per share is payable on or after June 15, 2005 to shareholders of record at the close of business on May 31, 2005.

CONFERENCE CALL

        A conference call will be held for interested analysts and shareholders to discuss the first quarter results on May 5, 2005 at 10:00 am EST (Toronto time). The number to use for this call is 1-800-814-4890. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

        For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21122009 #) and the rebroadcast will be available until May 12, 2005.

ABOUT MID

        MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

        For further information, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Deborah Fox at 905-726-7626.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended March 31,
	2004	2005 Restated(2)
Net income(1)	$16,414	$11,269
Add back (deduct) non-cash items:
Depreciation and amortization	9,272	8,354
Future income taxes(3)	905	1,180
(Gain) loss on disposal of real estate	(98)	132

Funds from operations(1)	$26,493	$20,935

Funds from operations per share
Basic and diluted(1)	$0.55	$0.43

Average number of shares outstanding (thousands)
Basic	48,227	48,137
Diluted	48,299	48,195

(1)
The Real Estate Business' results for the three months ended March 31, 2004 reflect the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes). Excluding these expenses, net income was $14.3 million, FFO was $23.9 million(2), and diluted FFO per share was $0.50(2) for the Real Estate Business for the three months ended March 31, 2004.

(2)
RealPac announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. The FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the first quarter of 2004 were $22.4 million ($24.0 million excluding the employee settlement expenses) and $0.46 per share ($0.50 per share excluding the employee settlement expenses), respectively.

(3)
In the United States of America, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.

FORWARD-LOOKING STATEMENTS

        The contents of this press release contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2005	2004	2005	2004	2005	2004
Revenues
Rental revenue	$35,974	$32,257	$35,974	$32,257	$—	$—
Racing and other	254,028	292,674	—	—	254,028	292,674
Interest income from MEC (note 12)	—	—	510	—	—	—

	290,002	324,931	36,484	32,257	254,028	292,674

Operating costs and expenses
Purses, awards and other	136,695	154,388	—	—	136,695	154,388
Operating costs	86,198	89,858	—	—	86,198	89,858
General and administrative (note 12)	23,071	24,813	5,459	8,327	17,689	16,486
Depreciation and amortization	19,303	16,774	9,272	8,354	10,031	8,420
Interest expense (income), net	10,360	5,414	1,717	(135)	8,643	5,549

Operating income (loss)	14,375	33,684	20,036	15,711	(5,228)	17,973
Gain (loss) on disposal of real estate	98	2,465	98	(132)	—	2,597
Dilution gains (losses)	7	(143)	—	—	7	(143)

Income (loss) before income taxes and minority interest	14,480	36,006	20,134	15,579	(5,221)	20,427
Income tax expense (recovery)	3,286	13,959	3,720	4,310	(434)	9,649
Minority interest	(1,988)	4,526	—	—	(1,988)	4,526

Net income (loss)	$13,182	$17,521	$16,414	$11,269	$(2,799)	$6,252

Basic and diluted earnings per Class A Subordinate Voting or Class B Share (note 3)	$0.27	$0.36

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 3)
Basic	48,227	48,137
Diluted	48,299	48,195

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2005	2004
Deficit, beginning of period	(79,932)	(53,622)
Net income	13,182	17,521
Dividends	(4,343)	(4,334)

Deficit, end of period	$(71,093)	$(40,435)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2005	2004	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income (loss)	$13,182	$17,521	$16,414	$11,269	$(2,799)	$6,252
Items not involving current cash flows (note 10)	14,408	22,734	9,841	11,251	4,057	11,483
Changes in non-cash balances (note 10)	(5,859)	6,751	7,023	13,769	(12,882)	(7,018)

Cash provided by (used in) operating activities	21,731	47,006	33,278	36,289	(11,624)	10,717

INVESTMENT ACTIVITIES
Property and fixed asset additions	(45,429)	(34,553)	(23,030)	(6,291)	(22,399)	(28,262)
Proceeds on disposal of real estate properties	3,785	5,278	2,175	1,265	1,610	4,013
Other assets additions	(122)	(500)	(14)	(51)	(108)	(449)
Loan receivable from MEC (note 12)	—	—	(11,366)	—	—	—

Cash used in investment activities	(41,766)	(29,775)	(32,235)	(5,077)	(20,897)	(24,698)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(500)	2,000	—	—	(500)	2,000
Issuance of long-term debt	11,027	18,381	—	—	11,027	18,381
Repayment of long-term debt	(1,820)	(1,468)	(75)	(78)	(1,745)	(1,390)
Loan payable to MID, net (note 12)	—	—	—	—	11,443	—
Issuance of shares	1,799	721	1,799	721	—	—
Minority investment in subsidiary	—	852	—	—	—	852
Dividends paid	—	(4,334)	—	(4,334)	—	—

Cash provided by (used in) financing activities	10,506	16,152	1,724	(3,691)	20,225	19,843

Effect of exchange rate changes on cash and cash equivalents	(3,459)	(1,331)	(2,799)	(454)	(660)	(877)

Net increase (decrease) in cash and cash equivalents during the period	(12,988)	32,052	(32)	27,067	(12,956)	4,985
Cash and cash equivalents, beginning of period	289,690	129,894	228,874	30,087	60,816	99,807

Cash and cash equivalents, end of period	$276,702	$161,946	$228,842	$57,154	$47,860	$104,792

See accompanying notes

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$276,702	$289,690	$228,842	$228,874	$47,860	$60,816
Restricted cash	31,799	26,575	—	—	31,799	26,575
Accounts receivable	68,702	61,484	10,344	12,356	58,358	49,128
Income taxes receivable	—	2,073	—	—	—	2,073
Prepaid expenses and other	21,144	16,570	851	212	20,293	16,358

	398,347	396,392	240,037	241,442	158,310	154,950

Real estate properties, net (note 4)	2,244,959	2,269,842	1,333,573	1,357,700	912,062	912,243
Fixed assets, net	54,299	56,161	507	532	53,792	55,629
Racing licenses	240,229	240,893	—	—	240,229	240,893
Other assets, net (note 12)	16,230	18,348	2,372	2,430	16,661	18,863
Loan receivable from MEC (note 12)	—	—	38,302	26,426	—	—
Deferred rent receivable	13,684	13,851	13,684	13,851	—	—
Future tax assets	48,222	44,379	8,365	9,134	39,857	35,245

	$3,015,970	$3,039,866	$1,636,840	$1,651,515	$1,420,911	$1,417,823

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 5)	$27,000	$27,500	$—	$—	$27,000	$27,500
Accounts payable and accrued liabilities	168,383	176,756	38,871	39,520	129,512	137,236
Income taxes payable	7,627	5,907	5,691	5,907	1,936	—
Dividends payable	4,343	—	4,343	—	—	—
Long-term debt due within one year	23,527	18,076	316	313	23,211	17,763
Deferred revenue	32,017	29,434	—	—	32,017	29,434

	262,897	257,673	49,221	45,740	213,676	211,933

Long-term debt (notes 6, 14)	248,092	248,003	6,364	6,505	241,728	241,498
Senior unsecured debentures	217,244	219,228	217,244	219,228	—	—
Note obligations	211,060	211,062	—	—	211,060	211,062
Loan payable to MID (note 12)	—	—	—	—	38,302	26,426
Future tax liabilities	170,169	169,781	33,229	33,325	136,940	136,456
Minority interest	249,248	253,726	—	—	249,248	253,726

	1,358,710	1,359,473	306,058	304,798	1,090,954	1,081,101

Shareholders' equity:
Class A Subordinate Voting Shares (note 7)	1,557,016	1,554,779
Class B Shares (note 7)	17,893	17,893
Contributed surplus (note 8)	2,037	2,387
Deficit	(71,093)	(79,932)
Currency translation adjustment	151,407	185,266

	1,657,260	1,680,393	1,330,782	1,346,717	329,957	336,722

	$3,015,970	$3,039,866	$1,636,840	$1,651,515	$1,420,911	$1,417,823

Commitments and contingencies (note 13)

See accompanying notes

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2005 and 2004 and for the
three months ended March 31, 2005 and 2004 are unaudited)

1.     BASIS OF PRESENTATION

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2004, except as disclosed in note 2.

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003.

  The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96% of the total votes attached to its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2005 and 2004 and the results of operations and cash flows for the three month periods March 31, 2005 and 2004.

  MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income (loss) is earned in the first quarter of each year.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 11 to the unaudited interim consolidated financial statements. Related party transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 12, are eliminated in the consolidated results of operations and financial position of the Company.

2.     ACCOUNTING CHANGE

  Consolidation of Variable Interest Entities

  In September 2004, The Canadian Institute of Chartered Accountants approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

3.     EARNINGS PER SHARE

  Diluted earnings per share for the three months ended March 31, 2005 and 2004 are computed as follows:

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Net income	$13,182	$17,521

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,227	48,137
Stock options (thousands)	72	58

	48,299	48,195

Diluted earnings per Class A Subordinate Voting or Class B Shares	$0.27	$0.36

  The computation of diluted earnings per share for the three months ended March 31, 2004 excludes the effect of the potential exercise of 100,000 options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive.

4.     REAL ESTATE PROPERTIES

  Real estate properties consist of:

	March 31, 2005	December 31, 2004
Real Estate Business
Income-producing properties under operating leases
Land	$196,175	$198,940
Buildings, parking lots and roadways — cost	1,188,515	1,186,112
Buildings, parking lots and roadways — accumulated depreciation	(199,723)	(195,654)

	1,184,967	1,189,398

Development properties
Land and improvements	102,779	105,408
Properties under development	16,311	31,477

	119,090	136,885

Properties held for sale	29,516	31,417

	1,333,573	1,357,700

MEC
Revenue-producing racetrack properties
Land and improvements	218,360	219,028
Buildings — cost	446,750	426,947
Buildings — accumulated depreciation	(78,719)	(73,269)
Construction in progress	94,238	104,596

	680,629	677,302

Excess racetrack properties	97,562	98,332

Development properties
Land and improvements	49,500	49,400
Properties under development	1,428	1,222

	50,928	50,622

Revenue-producing non-racetrack properties
Land and improvements	36,605	37,543
Buildings — cost	54,871	56,957
Buildings — accumulated depreciation	(11,042)	(11,025)

	80,434	83,475

Properties held for sale	2,509	2,512

	912,062	912,243

Eliminations (note 12)	(676)	(101)

Consolidated	$2,244,959	$2,269,842

5.     BANK INDEBTEDNESS

  MEC has a senior secured revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries that own and operate Golden Gate Fields and Santa Anita Park. At March 31, 2005, MEC had borrowings under the facility of $27.0 million (December 31, 2004 — $27.5 million) and had issued letters of credit totalling $22.6 million (December 31, 2004 — $21.9 million) under the credit facility, such that $0.4 million was unused and available. The credit facility expires on October 10, 2005, and may be extended with the consent of both parties.

  The loans under the credit facility bear interest at either the U.S. base rate or the London Interbank Offered Rate ("LIBOR") plus a margin based on MEC's ratio of debt to earnings before interest, income taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at March 31, 2005 was 6.3% (December 31, 2004 — 6.0%).

  On February 18, 2005, MEC amended its credit agreement including the financial covenants for this facility. At March 31, 2005, MEC was not in compliance with certain of the financial covenants contained in the amended credit agreement. A waiver for the financial covenants breach at March 31, 2005 was obtained from the lender on April 26, 2005. MEC has also obtained a waiver in the event that it is in breach of certain of the financial covenants at June 30, 2005, which is the next and only remaining quarterly reporting date required under the facility prior to its expiration on October 10, 2005. MEC is currently negotiating with the lender to amend the credit agreement, including the financial covenants for this facility.

6.     LONG-TERM DEBT

  On February 18, 2005, one of MEC's Canadian subsidiaries entered into a financing arrangement, that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of $11.1 million (Cdn. $13.7 million) that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

7.     SHARE CAPITAL

  Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, March 31, 2004, June 30, 2004, and September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005	47,712,083	$1,557,016	548,238	$17,893	48,260,321	$1,574,909

8.     CONTRIBUTED SURPLUS

  Changes in the Company's contributed surplus are shown in the following table:

Contributed surplus, January 1, 2005	$2,387
Stock-based compensation	88
Transfer to share capital on exercise of stock options	(438)

Contributed surplus, March 31, 2005	$2,037

9.     STOCK-BASED COMPENSATION

  (a)
  On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.72 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

    MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

    Activity in MID's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	490,000	33.16	575,000	31.85
Granted	—	—	100,000	39.26
Exercised	(70,000)	31.85	(30,000)	31.85

Stock options outstanding, March 31	420,000	33.38	645,000	33.05

Stock options exercisable, March 31	146,000	32.73	225,000	32.54

  During the three months ended March 31, 2004, there were 100,000 MID stock options granted with a weighted average fair value of $7.57 per option. These 100,000 MID stock options were subsequently cancelled during the three months ended September 30, 2004.

  The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended March 31,
	2005	2004
Risk-free interest rate	—	3.0%
Expected dividend yield	—	1.20%
Expected volatility of MID's Class A Subordinate Voting Stock	—	30.2%
Weighted average expected life (years)	—	4.0

  During the three months ended March 31, 2005, the Real Estate Business recognized $0.1 million (2004 — $1.6 million) of stock-based compensation expense.

  (b)
  MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

    MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

    Activity in MEC's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,500,500	6.18	4,841,500	6.14
Granted	490,000	6.40	150,000	6.33
Exercised	—	—	(175,000)	4.87
Forfeited	(145,000)	6.76	(144,000)	6.94

Stock options outstanding, March 31	4,845,500	6.19	4,672,500	6.16

Stock options exercisable, March 31	4,089,430	6.12	3,863,311	6.10

  During the three months ended March 31, 2005, there were 490,000 (2004 — 150,000) MEC stock options granted with a weighted average fair value of $3.00 (2004 — $2.25) per option.

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended March 31,
	2005	2004
Risk-free interest rate	4.0%	3.0%
Expected dividend yield	—	0.84%
Expected volatility of MEC's Class A Subordinate Voting Stock	55.1%	57.8%
Weighted average expected life (years)	4.0	4.0

  During the three months ended March 31, 2005, MEC recognized $0.2 million (2004 — $0.2 million) of stock-based compensation expense.

10.   DETAILS OF CASH FROM OPERATING ACTIVITIES

  (a)
  Items not involving current cash flows:

	Three Months Ended March 31,
	2005	2004
Real Estate Business
Depreciation and amortization	$9,272	$8,354
Interest income from MEC	(510)	—
Future income taxes	905	1,180
Stock-based compensation expense	88	1,640
(Gain) loss on disposal of real estate	(98)	132
Straight-line rent adjustment	115	(174)
Other	69	119

	9,841	11,251

MEC
Gain on disposal of real estate	—	(2,597)
Depreciation and amortization	10,031	8,420
Future income taxes	(4,254)	464
Stock-based compensation expense	294	298
Minority interest	(1,988)	4,526
Dilution (gains) losses	(7)	143
Other	(19)	229

	4,057	11,483

Eliminations (note 12)	510	—

Consolidated	$14,408	$22,734

  (b)
  Changes in non-cash balances:

	Three Months Ended March 31,
	2005	2004
Real Estate Business
Accounts receivable	$1,597	$6,299
Prepaid expenses and other	(648)	82
Accounts payable and accrued liabilities	6,190	7,563
Income taxes payable	(116)	(175)

	7,023	13,769

MEC
Restricted cash	(5,242)	(17,238)
Accounts receivable	(8,820)	(28,077)
Prepaid expenses and other	(5,059)	(10,425)
Accounts payable and accrued liabilities	208	30,627
Deferred revenue	2,378	8,447
Income taxes receivable/payable	3,653	9,648

	(12,882)	(7,018)

Consolidated	$(5,859)	$6,751

11.   SEGMENTED INFORMATION

  The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

  The Company's reporting segments are as follows:

  Real Estate Business

  The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC

  MEC operates or manages eleven thoroughbred racetracks, two standardbred racetracks, and two racetracks that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, XpressBet®, a United States national Internet and telephone account wagering business, and MagnaBet™, a European account wagering service. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centers in the Unites States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex?, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, the United States and Canada.

  The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

12.   TRANSACTIONS WITH RELATED PARTIES

  Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

  Loan receivable from MEC

  On December 9, 2004, a subsidiary of MID entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida and $77.0 million for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania.

  As at March 31, 2005, there was a balance of $38.3 million (December 31, 2004 — $26.4 million) due under the Gulfstream Park project facility including $0.6 million (December 31, 2004 — $0.1 million) of accrued interest. No amount had been advanced under The Meadows project facility as at March 31, 2005.

  Approximately $3.0 million of costs were incurred in fiscal 2004 by MEC in association with the project financing. At the MEC segment level, these costs were recognized as deferred financing costs and are being amortized into capitalized interest over the life of the project financing. At a consolidated level, such costs were charged to general and administrative expenses in fiscal 2004. All interest relating to the project financing, including any capitalization thereof by MEC, and any adjustments to the deferred financing costs are eliminated from the Company's consolidated results of operation and financial position.

13.   COMMITMENTS AND CONTINGENCIES

  (a)
  In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

  (b)
  MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

  (c)
  At March 31, 2005, the Company had $7.6 million (Real Estate Business — $3.1 million; MEC — $4.5 million) of letters of credit issued with various financial institutions to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

  (d)
  MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at March 31, 2005, these indemnities amounted to $4.3 million with expiration dates through March 31, 2006.

  (e)
  At March 31, 2005, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $87.8 million (Real Estate Business — $17.8 million; MEC — $70.0 million).

  (f)
  The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however both parties intend to informally operate under its terms until a new arrangement can be finalized.

    The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

    Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

    Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

  (g)
  MEC is considering a redevelopment of the entire stable area at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment was to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at March 31, 2005 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $3.1 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season; however, with a project of this magnitude, there will likely be a temporary disruption of Laurel Park's operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

  (h)
  MEC is considering a redevelopment of the clubhouse/grandstand at The Meadows ("The Meadows Redevelopment"). In the event MEC obtains a slot machine license for The Meadows and this development were to proceed as currently contemplated, The Meadows Redevelopment would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at March 31, 2005 of the assets that would be demolished if The Meadows Redevelopment is completed is approximately $8.3 million. If MEC decides to proceed with The Meadows Redevelopment and obtains approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, MEC's goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there will likely be a temporary disruption of The Meadows' operations and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings at The Meadows during that season.

  (i)
  In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. In April 2004, MEC signed a Pre-Development Management Agreement (the "Agreement"), which governs the activities of the parties and obligates the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance a project. The Agreement also contemplates a conceptual development and business plan for the project. Upon execution of this Agreement, Forest City paid $1.0 million to MEC in consideration for its right to work exclusively with MEC on this project and to secure the performance of its obligations under the Agreement. Forest City and MEC then collectively developed a business plan and Forest City provided an additional $1.0 million to MEC. These two deposits have been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. Under certain conditions, these deposits may be refundable to Forest City. Under the terms of the Letter of Intent and also the Agreement, MEC may be responsible for additional equity contributions; however to March 31, 2005, MEC has not made any such contributions.

  (j)
  In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and various affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC established a joint account to be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. Up to March 31, 2005, MEC has contributed $1.0 million to this initiative, of which $0.6 million was contributed in the three months ending March 31, 2005. The deposits have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to March 31, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible for additional equity contributions; however to March 31, 2005, MEC has not made any such contributions.

14.   SUBSEQUENT EVENTS

  On April 5, 2005, one of MEC's Canadian subsidiaries entered into a loan agreement, that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. The amount of the loan is $16.9 million (Cdn. $20.5 million) and are repayable in six annual repayments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4% per annum.

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EXHIBIT 1
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (U.S. dollars in thousands, except per share figures) (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands) (Unaudited)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted) (All amounts as at March 31, 2005 and 2004 and for the three months ended March 31, 2005 and 2004 are unaudited)